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EXHIBIT 99.2

Press release dated February 3, 2014

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2013 fourth quarter results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of the Fourth Quarter Discussion contained in Suncor's Fourth Quarter 2013 Report to Shareholders for the period ended December 31, 2013 (the Fourth Quarter Report). Comparative figures presented in this news release pertaining to Suncor's 2012 results have been restated in accordance with the respective transitional provisions of the new and amended standards. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor's interest in Syncrude's operations.

Calgary, Alberta (Feb. 3, 2014) – "In 2013, we made significant progress on our strategy to focus on long-term profitable growth, increase operational flexibility and deliver on our market access strategy, which has further differentiated us from others in the industry," said Steve Williams, president and chief executive officer. "We achieved this by divesting non-core assets, sanctioning the Fort Hills project, completing the ramp-up of Firebag, commissioning hot bitumen assets at Oil Sands and completing rail facilities at our Montreal refinery."

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Operating earnings of $973 million ($0.66 per common share), net earnings of $443 million ($0.30 per common share) and cash flow from operations of $2.350 billion ($1.58 per common share).

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Record quarterly production of 409,600 barrels per day (bbls/d) at Oil Sands Operations, including more than 300,000 bbls/d of synthetic crude oil (SCO).

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Suncor announced a $7.8 billion capital and exploration budget for 2014, of which $4.2 billion is targeted towards growth projects.

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Suncor's Board of Directors approved a 15% increase to the company's quarterly dividend to $0.23 per common share, some nine months after it increased the dividend by 54% in 2013.

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Suncor's Board of Directors also approved additional share repurchases of up to $1 billion, subject to regulatory approval, which increases the total amount available for repurchase to $1.7 billion.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Financial Results

Suncor Energy Inc. recorded fourth quarter 2013 operating earnings of $973 million ($0.66 per common share), compared to $988 million ($0.65 per common share) for the fourth quarter of 2012. The company continued to set quarterly production records in the Oil Sands segment due to strong project execution and reliability improvements which helped to offset price pressure on western Canadian crudes and an increase in operating costs. The value of the company's integrated model was reinforced in the quarter as margins in the Refining and Marketing segment rose in response to the decline in inland crude prices, offsetting a decrease in benchmark crack spreads. Operating earnings were positively impacted by the weaker Canadian dollar in the quarter.

Cash flow from operations was $2.350 billion ($1.58 per common share) for the fourth quarter of 2013, compared to $2.228 billion ($1.46 per common share) for the fourth quarter of 2012, and increased due to settled gains on the company's trading strategies and was largely impacted by the same factors that impacted operating earnings.

Net earnings were $443 million ($0.30 per common share) for the fourth quarter of 2013, compared with a net loss of $574 million ($0.38 per common share) for the fourth quarter of 2012. Net earnings were impacted by the same factors that affected operating earnings in addition to after-tax impairment charges, net of related provisions of $340 million against assets in Syria, Libya and North America Onshore, a favourable after-tax adjustment of $69 million to reduce the previously estimated costs related to the decision to not proceed with the Voyageur upgrader project and an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $259 million, compared to $80 million in the prior year quarter. Net earnings for the prior year quarter were impacted by after-tax impairments, net of reversals, of approximately $1.482 billion.

"For the tenth consecutive quarter we generated over $2.2 billion in cash flow from operations, despite a challenging western Canadian crude price environment," said Williams. "However, our overall price realizations reflect wider differentials to key benchmarks, as bitumen production outpaced our integrated model's ability to capture global pricing. Looking ahead to 2014, we have already increased the flow of inland crude barrels to our Montreal refinery and begun shipping bitumen to the Gulf Coast to capture global pricing on nearly all of our production."

ROCE (excluding major projects in progress) for the twelve months ended December 31, 2013 was 11.5%, compared to 7.2% for the twelve months ended December 31, 2012. ROCE for the twelve months ended December 31, 2013 increased over the same period of 2012, primarily due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project recorded in the fourth quarter of 2012 that reduced ROCE for the twelve months ended December 31, 2012 by approximately 4%.

Operating Results

Suncor's total upstream production rose to an average of 558,100 barrels of oil equivalent per day (boe/d) in the fourth quarter of 2013 from 556,500 boe/d in the fourth quarter of 2012, reflecting an 18% increase in production for the Oil Sands segment, more than offsetting the reduced production from the sale of the company's conventional natural gas business.

Oil Sands operations continued to set quarterly records in the fourth quarter of 2013, with average production volumes of 409,600 bbls/d, compared to 342,800 bbls/d in the prior year quarter. The increase is primarily due to the ramp-up of production at Firebag and the hot bitumen infrastructure commissioned in the third quarter of 2013 that increased the takeaway capacity of bitumen and unlocked additional mining production. Production at the Firebag complex had fully ramped up with daily production rates reaching approximately 95% of capacity in the fourth quarter of 2013; however, production was reduced throughout the quarter due to a third-party natural gas outage and subsequent curtailments that impacted the Fort McMurray region. Suncor's steam generation at Firebag and upgrading capabilities were impacted by the original outage while steam generation continues to be impacted throughout the curtailment period. These events resulted in approximately 15,000 bbls/d of lost production in the fourth quarter of 2013. Ongoing curtailments of natural gas supply are expected to continue until the end of the first quarter of 2014 while the third-party operator completes its investigation and restoration activities.

Cash operating costs per barrel for Oil Sands operations in the fourth quarter of 2013 decreased to an average of $36.85 compared to $38.00 in the fourth quarter of 2012, reflecting higher production volumes, partially offset by higher cash operating costs. Total cash operating costs relative to the prior year quarter also increased due to incremental costs associated with larger operations, including Firebag Stage 4, incremental costs associated with increased production in mining, higher natural gas prices and consumption, and a decrease in the net benefit of power sales due to lower power prices. Total cash operating costs were higher than originally planned, partially due to the acceleration of maintenance programs designed to facilitate, and ensure, reliable and efficient mining operations as activity continues to ramp up.

"While our cash operating costs per barrel were higher than originally planned this quarter due to accelerated maintenance and third-party outages, we remain committed to our focus on cost discipline and meeting our targeted 2014 guidance," said Williams.

Suncor's share of Syncrude production averaged 36,900 bbls/d in the fourth quarter of 2013, consistent with production of 35,900 bbls/d in the fourth quarter of 2012.

The Exploration and Production segment contributed an average of 111,600 boe/d of production in the fourth quarter of 2013, compared to 177,800 boe/d in the same period of 2012. The decrease was primarily due to the sale of the company's conventional natural gas business and the shut-in of production in Libya. Export terminal operations at eastern Libyan seaports remain closed as political unrest that began earlier in 2013 continued throughout the quarter. Suncor has not lifted production in Libya since May 2013, although field activities have continued throughout the quarter.

A ten-week off-station maintenance event at Terra Nova was completed in the fourth quarter of 2013 to repair a mooring chain, perform preventive maintenance on the remaining eight chains and complete routine planned maintenance. Production was restored to normal rates by mid-December.

Refinery utilization in the Refining and Marketing segment was 91% in the fourth quarter of 2013, reflecting total refinery crude throughput of 419,000 bbls/d, compared to 437,000 bbls/d in the fourth quarter of 2012. Refinery throughput decreased in the quarter due to planned maintenance at both the Sarnia and Montreal refineries and unplanned maintenance at the Edmonton refinery. Despite unplanned maintenance, overall demonstrated reliability improvements resulted in an increase to the nameplate capacity of the Edmonton refinery to 142,000 bbls/d from 140,000 bbls/d effective January 1, 2014.

Strategy Update

Consistent with its commitment to deliver strong returns to shareholders, Suncor's Board of Directors approved a 15% increase to the company's quarterly dividend to $0.23 per common share beginning in the first quarter of 2014. This increase comes some nine months after the company increased the dividend by 54% in 2013. Suncor also received Board of Director approval to allow for up to an additional $1 billion worth of common shares to be purchased for cancellation, subject to regulatory approval. This increases the total amount available, as at January 27, 2014, to $1.7 billion, including amounts remaining under the company's previously authorized $1.8 billion program.

In the fourth quarter of 2013, Suncor paid $297 million in dividends ($0.20 per common share) and repurchased and cancelled $550 million worth of Suncor shares.

Investing in Integration and Market Access

As North American commodity prices remain volatile and Suncor's Oil Sands production continues to rise, enhancing access to global pricing is essential to maximizing profitability and operational flexibility. Suncor continues activities to secure market access into Canadian and U.S. coastal markets, positioning the company to capture global prices on both its current production and future growth. Following the completion of a rail offloading facility in Montreal, Suncor commenced rail shipments to its Montreal refinery in the fourth quarter of 2013, enabling Suncor to take advantage of the price differentials between inland and Brent crudes. Shipments are expected to exceed 30,000 bbls/d by the end of the first quarter of 2014. Subsequent to the quarter, Suncor commenced shipments of heavy crude on the Keystone South pipeline, providing the company with more than 50,000 bbls/d of heavy crude shipping capacity to the U.S. Gulf Coast, a profitable outlet for the growing bitumen production at Firebag.

The 2014 capital budget includes growth capital for the Refining and Marketing segment, largely focused on projects at the Montreal refinery, including preparing the refinery for processing of heavier Oil Sands crudes to further integrate the company's operations.

Oil Sands Operations

The 2014 capital budget in Oil Sands Operations continues to focus on investing in reliable and sustainable operations. Priorities include improving reliability across the operations, maintaining current production capacities through planned maintenance and well pad development, and ensuring the efficiency of existing operations. Growth projects are focused on low-cost investments to optimize existing assets and include both debottlenecking and expansion projects.

In the fourth quarter of 2013, Suncor completed planned maintenance at its Upgrader 2 vacuum tower and related units. The company continued to progress a debottleneck of the MacKay River facility, which is intended to increase production capacity by approximately 20% for a total capacity of 38,000 bbls/d by 2015. Suncor also continues to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d and achieve first oil in 2017. In an effort to optimize Oil Sands Operations and steadily improve returns, Suncor continues to advance further debottlenecking initiatives, which are expected to grow production in Oil Sands to approximately 500,000 bbls/d by the end of 2018.

Oil Sands Ventures

Following project sanction on October 30, 2013, Suncor has allocated approximately 15% of its 2014 capital budget to the Fort Hills mining project. Project activities in 2014 are expected to focus on the completion of detailed engineering, procurement across all areas of the project and construction of mine and extraction infrastructure, including pilings and foundations. The project is expected to produce first oil in the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbls/d (73,000 bbls/d net to Suncor) within twelve months of first oil.

Suncor and the co-owners of the Joslyn mining project continue to focus on design engineering and regulatory work, and plan to provide an update on the targeted timing for a project sanction decision when available.

Exploration and Production

Suncor has allocated nearly half of its 2014 growth capital budget towards advancing projects within the Exploration and Production segment. Growth capital is targeted towards completing the Golden Eagle Area Development (Golden Eagle) project in the North Sea, advancing the Hebron project, developing extensions at the Hibernia and White Rose fields in East Coast Canada and supporting exploration projects in the U.K., Norway, East Coast Canada and Libya.

The Golden Eagle project continued to progress in the fourth quarter of 2013 in preparation for drilling, which is expected to begin in early 2014. The project remains on track to achieve first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure and topsides continued for the Hebron project in the fourth quarter of 2013; the project is expected to achieve first oil in 2017. Subsea installation for the Hibernia Southern Extension Unit (HSEU) was completed in the fourth quarter of 2013 and subsea drilling activities commenced in early 2014. HSEU is expected to increase overall production from the Hibernia field starting in 2015. Detailed engineering and procurement activities continued for the remainder of the South White Rose Extension project. The installation of subsea equipment for this project is expected to be complete in 2014. First oil is expected in the fourth quarter of 2014. A sanction decision for further expansion into the western portion of the White Rose field is targeted for the second half of 2014.

Renewable Energy

Growth capital in 2014 is also focused on progressing wind projects within the company's renewable business. The Adelaide project received regulatory approval in the fourth quarter of 2013 and has an expected completion date of late 2014. The Cedar Point project will continue to progress through the regulatory process in 2014. The two projects, based in Ontario, are expected to add 140 MW of gross installed capacity, increasing the gross installed capacity of Suncor's wind projects by 55%.

Corporate Guidance

Suncor has revised its 2014 corporate guidance that it issued on November 20, 2013. The key changes to the company's corporate guidance include:

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The production outlook for Exploration and Production – International has been changed to 40,000 boe/d – 46,000 boe/d from 80,000 boe/d – 86,000 boe/d. The company has temporarily suspended its guidance on production from Libya due to continued political unrest in the country. The range for the effective International Tax Rate has been adjusted to 60% – 65% from 67% – 75%, accordingly.

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Total production guidance has been reduced to 525,000 boe/d – 570,000 boe/d from 565,000 boe/d – 610,000 boe/d as a result of the changes in outlook for Exploration and Production.

For further details regarding Suncor's 2014 revised corporate guidance see suncor.com/guidance.

Advisories, Assumptions and Risk Factors

The Strategy Update and Corporate Guidance discussions above contain forward-looking information, including the information identified in the Legal Advisory Forward-Looking Information section of this news release. Forward-looking information is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined below and in the Forward-Looking Information section of the Fourth Quarter Discussion contained in the Fourth Quarter Report.

Advisories to Corporate Guidance

Suncor's corporate guidance is based on the following commodity price assumptions: West Texas Intermediate crude oil at Cushing of US$93.00/bbl; Brent, Sullom Voe of US$100.00/bbl; and Western Canadian Select at Hardisty of US$70.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn$3.86/gigajoule and an exchange rate (US$/Cdn$) of $0.92. The assumption for the US$/Cdn$ exchange rate has decreased from $0.97, the exchange rate included in the guidance previously issued on November 20, 2013. Assumptions for the Oil Sands and Syncrude 2014 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2014. Assumptions for the Exploration and Production – Canada and Exploration and Production – International 2014 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2014 corporate guidance include, but are not limited to:

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Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

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Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil.

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Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

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Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

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Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

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Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

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Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the Fourth Quarter Discussion contained in the Fourth Quarter Report and reconciled to GAAP measures in the Segment Results and Analysis section of the Fourth Quarter Discussion contained in the Fourth Quarter Report. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the Fourth Quarter Discussion contained in the Fourth Quarter Report.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in this news release include references to: Suncor's expectations about production volumes and the performance of its existing assets, including that ongoing curtailments of natural gas supply at Oil Sands are expected to continue until the end of the first quarter of 2014 while the third-party operator completes its investigation and restoration activities; the anticipated duration and impact of planned maintenance events; Suncor's expectations about capital expenditures, and growth and other projects, including: the company's capital allocation plans and budget, which among other things, is expected to contribute to long term profitable growth for the company; the company's expectation that the flow of inland crude barrels to our Montreal refinery and shipments of bitumen to the Gulf Coast will capture global pricing on nearly all of the company's production; debottlenecking initiatives in Oil Sands operations are expected to grow production to approximately 500,000 bbls/d by the end of 2018; that the charges recorded in respect of the Voyageur upgrader project reflect all of the costs of not proceeding with the project; rail shipments of inland crudes to the company's Montreal refinery are expected to exceed 30,000 bbls/d by the end of the first quarter of 2014; the debottlenecking project at the MacKay River facilities is expected to increase production capacity by approximately 20% by 2015 for a total capacity of 38,000 bbls/d; the company expects to continue to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d and achieve first oil in 2017; the expectation that the Fort Hills project will produce first oil in the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbls/d (73,000 bbls/d net to Suncor) within twelve months of first oil; the company's plans to continue to focus on design engineering and regulatory work for the Joslyn mining project and to provide an update on the targeted timing for a sanction decision when available; drilling activities on the Golden Eagle project are expected to begin in early 2014, and the project is expected to achieve first oil in late 2014 or early 2015; the Hebron project is expected to achieve first oil in 2017; the Hibernia Southern Extension Unit is expected to increase the overall production from the Hibernia field starting in 2015; subsea equipment for the South White Rose Extension project is expected to be installed in 2014 and first oil is expected in the fourth quarter of 2014; a sanction decision for further expansion into the western portion of the White Rose field is targeted for the second half of 2014; and that the Adelaide and Cedar Point wind projects are expected to add 140 MW of gross installed capacity, increasing the gross installed capacity of Suncor's wind projects by 55%, the Adelaide project is expected to be complete by late 2014, and the Cedar Point project is expected to progress through the regulatory process in 2014.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as Suncor's current disagreement with the Canada Revenue Agency relating to the settlement of certain derivative contracts, including the risk that Suncor may not be able to successfully defend its original filing position if it is reassessed and ultimately be required to pay increased taxes as a results, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyber terrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Suncor's Annual Information Form (the "2012 AIF"), Form 40-F and Annual Report to Shareholders, each dated March 1, 2013, and the Fourth Quarter Report and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog,  OSQAR.

A full copy of Suncor's fourth quarter 2013 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Media inquiries:
403-296-4000
 media@suncor.com

Investor inquiries:
800-558-9071
 invest@suncor.com

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  EXHIBIT 99.2
Press release dated February 3, 2014